OMB APPROVAL
OMB Number:	3235-0145
Expires:	February 28, 2009
Estimated average burden
hours per response	11

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.         )*

Advanced Analogic Technologies, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

00752J 10 8

(CUSIP Number)

December 31, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1745 (3-06)

Page 1 of 5 pages

CUSIP No. 00752J 10 8

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Richard K. Williams
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially by Owned by Each Reporting Person With:	5. Sole Voting Power 2,143,296*
6. Shared Voting Power -0-
7. Sole Dispositive Power 2,143,296*
8. Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,999,171**
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions).
11.	Percent of Class Represented by Amount in Row (9) 6.49%
12.	Type of Reporting Person (See Instructions) IN

*	Includes (i) 29,804 shares held by Reporting Person as Custodian for Laura Elizabeth Williams under CTMA until Age 18 (ii) 29,804 shares held by Reporting Person as Custodian for Alyssa Nicole Williams under CTMA until Age 18.

**	Includes: (i) and 855,875 shares which may be acquired within 60 days of December 31, 2007 upon exercise of Common Stock options owned by the Reporting Person.

Page 2 of 5 pages

Item 1.

(a)	Name of Issuer

Advanced Analogic Technologies, Inc.

(b)	Address of Issuer’s Principal Executive Offices

3230 Scott Blvd., Santa Clara, CA 95054

Item 2.

(a) –	(c) Name of Person Filing; Address of Principal Business Office or, if none, Residence; Citizenship

(a)	This Statement is filed by:

Richard K. Williams

(b)	Address of Principal Business Office or, if none, Residence:

3230 Scott Blvd., Santa Clara, CA 95054

(c)	Citizenship:

United States of America

(d)	Title of Class of Securities

Common Stock, $0.001 par value

(e)	CUSIP Number

00752J 10 8

Item 3.	If this statement is filed pursuant to §§240.13d-l(b) or 240.13d-2(b) or (c), check whether the person filing is a:

N/A

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

Richard K. Williams: 2,999,171**

(b)	Percent of class:

6.49%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:

Richard K. Williams: 2,143,296*

(ii)	Shared power to vote or to direct the vote:

N/A

(iii)	Sole power to dispose or to direct the disposition of:

Richard K. Williams: 2,143,296*

(iv)	Shared power to dispose or to direct the disposition of:

N/A

Instruction. For computations regarding securities which represent a right to acquire an underlying security see §240.13d-3(d)(l).

*	Includes (i) 29,804 shares held by Reporting Person as Custodian for Laura Elizabeth Williams under CTMA until Age 18 (ii) 29,804 shares held by Reporting Person as Custodian for Alyssa Nicole Williams under CTMA until Age 18.

**	Includes: (i) and 855,875 shares which may be acquired within 60 days of December 31, 2007 upon exercise of Common Stock options owned by the Reporting Person.

Page 3 of 5 pages

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

N/A

Instruction: Dissolution of a group requires a response to this item.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

N/A

Item 8.	Identification and Classification of Members of the Group

N/A

Item 9.	Notice of Dissolution of Group

N/A

Item 10.	Certification

N/A

Page 4 of 5 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2008
Date

/s/ Richard K. Williams
Signature

Richard K. Williams, President, Chief Executive Officer and Chief Technical Officer
Name/Title

Page 5 of 5 pages